November 28, 2022

BY EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Cheryl Brown

Re: Elate Group, Inc.

Amendment No. 10 to Registration Statement on Form S-1

Filed November 1, 2022

File No. 333-264073

Ladies and Gentlemen:

This letter is being submitted on behalf of Elate Group, Inc. (the “Company”) in response to the comment letter dated November 7, 2022, by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 10 to the Registration Statement on Form S-1 filed November 1, 2022 (“Amendment No. 10”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 11 to the Registration Statement (“Amendment No. 11”). For your convenience we will deliver a copy of Amendment No. 11 as well as a copy of Amendment No. 11 marked to show all changes made since the filing of Amendment No. 10.

For your convenience, each responses is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amendment No. 11 unless otherwise specified.

Amendment No. 10 to Registration Statement on Form S-1 filed November 1, 2022

Risk Factors, page 20

1.We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Response: In response to the Staff’s comment the Company expanded its Risk Factors disclosures to include, on page 32, the following:

Certain recent initial public offerings of companies with relatively small public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. Our Class A common stock may potentially experience rapid and substantial price volatility, which may make it difficult for prospective investors to assess the value of our Class A common stock.

In addition to the risks addressed above under “We expect that our Class A common stock price will fluctuate significantly, and you may not be able to resell your shares at or above the initial public offering price,” our Class A common stock may be subject to rapid and substantial price volatility. Recently, companies with comparably small public floats and initial public offering sizes have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective company’s underlying performance. Although the specific cause of such volatility is unclear, our anticipated public float may amplify the impact the actions taken by a few stockholders have on the price of our stock, which may cause our stock price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Our Class A common stock may experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A common stock. In addition, investors of shares of our Class A common stock may experience losses, which may be material, if the price of our Class A common stock declines after this offering or if such investors purchase shares of our Class A common stock prior to any price decline.

Use of Proceeds, page 40

2.We note that your disclosures regarding the amount of proceeds in the offering appear to be inconsistent. In this regard, we note that you estimate the net proceeds from this offering will be approximately $8,257,342 if the Underwriter exercises its over-allotment option in full and after deducting estimated underwriting discounts, commissions, and estimated offering expenses. We also note your disclosures on page 101 that proceeds after discounts and commissions but before expenses will be $8,820,350 if the underwriter exercises the over-allotment option in full, and that expenses, excluding underwriting discounts and commissions and including a 1.0% non-accountable expense allowance, are approximately $563,288. Please revise your filing to reconcile these related disclosures regarding the amount of expected proceeds from the offering or advise.

Response: In response to the Staff’s comment the Company has updated the estimated net proceeds throughout Amendment No. 11, and reconciled the differences on page 41 to report net proceeds of $7,103,382 without the Underwriter’s exercise of the over-allotment option, and net proceeds of $8,253,721 assuming the Underwriter exercise the over-allotment option in full. In addition, the Company has clarified its language to state that “net proceeds” reported are after deductions for estimated underwriting discounts, underwriting commissions and estimated offering expenses payable by the Company.

3.We note that you will use approximately 14%, or $1 million, of the proceeds from this offering to repay existing indebtedness. Revise to describe the indebtedness and provide the interest rate and maturity of such indebtedness. Refer to Item 504 of Regulation S-K.

Response: In response to the Staff’s comment the Company has updated its “Use of Proceeds” to describe the remaining indebtedness of the Company as non-related party indebtedness for trade payables with no specific payment terms. Prospective investors are directed to the Company’s section on “Debt” as of September 30, 2022 for more information.

Capitalization, page 41

4.Please adjust the Common stock, Class A and Additional paid-in capital line items in the "As Adjusted" column to reflect the issuance of the units from the offering rather than presenting this adjustment in the Total stockholders' equity line item. In addition, tell us what consideration was given to presenting within the capitalization table an adjustment to reflect the portion of the proceeds you intend to use to repay indebtedness.

Response: In response to the Staff’s comment the Company has updated the “As Adjusted” column to separate and reflect the issuance of Units from this offering from the “Total stockholders’ equity” line item.

General

5.We note that you are relying on rule 457(o). Please revise the “Maximum Aggregate Offering Price” column of your fee table to reflect the maximum offering price that you disclose in your prospectus for all offered securities, including the over-allotment shares or advise. At page 101 of your registration statement, you disclose that "$9,587,338" assumes the mid-point price of $6.25.

Response: In response to the Staff’s comment the Company has recalculated the Filing Fee Table on Exhibit 107 to Amendment No. 11 to calculate a Maximum Aggregate Offering Price utilizing a Common Unit of $7.25, the maximum price in the Company’s $5.25 to $7.25 price range.

Should you have any questions regarding the foregoing, please do not hesitate to contact Peter Hogan at (213) 891-5076.

Sincerely,

BUCHALTER, APC

/s/ Peter Hogan